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                                                                  Exhibit (a)(3)


1999 Annual Report                                               April 28, 2000
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EVERFLOW EASTERN PARTNERS, L.P.
NEWSLETTER
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TO OUR EVERFLOW PARTNERS . . .

     Everflow Eastern Partners, L.P. continues to achieve excellent drilling results. The Company incurred development costs of $2.6 million, including $1.5 million of purchased producing oil and gas properties, in adding 4.0 million MCF of natural gas and 38 thousand barrels of crude oil reserves. The value of these additions amounted to $4.5 million using the Standardized Measure of Discounted Future Net Cash Flows, which discounts estimated future net cash flows by 10% annually. The Standardized Measure of Discounted Future Net Cash Flows increased by $2.2 million between December 31, 1998 and 1999 due primarily to net changes in prices. Total assets of the Company amounted to $55.4 million with partners' equity accounting for $53.3 million. The Company continually evaluates whether the Company can develop oil and gas properties at historical levels given the current costs of drilling and development activities, the current prices of oil and gas, and the Company's experience with regard to finding oil and gas in commercially productive quantities. The Company has decreased its level of activity in the development of oil and gas properties compared with historical levels. As a result of the number of recent transactions involving the purchase and sale of Appalachian Basin oil and gas companies and properties, management of the Company has from time to time explored and evaluated the possible sale of the Company. The Company intends to continue to evaluate this and other alternatives to maximize Unitholder's value.

     As you know, the Company entered into long-term "seasonal" contracts with The East Ohio Gas Company beginning in September 1991. These contracts cover the majority of our natural gas production and provide favorable pricing. The most recent annual price adjustment under these contracts occurred in November 1999. The amount of this adjustment was a $.36 per MCF decrease in natural gas pricing for wells subject to these contracts. Oil prices, on the other hand, have increased ranging from a low of $8.50 per barrel in December 1998 to a high of $30.50 per barrel in March 2000.

FINANCIAL REPORT

     Enclosed with this Newsletter is the following financial information:

     - Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 1999, including Notes to Consolidated Financial Statements.

     - "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT

     Enclosed is a copy of the letter prepared by Wright & Company, Inc., Petroleum Consultants, including a summary report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 10).

REPURCHASE RIGHT

     As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

     Between April 28, 2000 and June 30, 2000, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 1999, as adjusted for distributions since that date.

     Based on the enclosed audited financial statements, the Purchase Price this year is $6.11 per Unit calculated as follows:

Total partners' equity at December           $53,289,000
31, 1999
Add:
     Standardized Measure of Discounted
     Future Net Cash Flows                    53,693,000
     Tax effect adjustment                     1,288,000
                                              ----------
                                              54,981,000

Deduct:
     Carrying value of oil and gas
     properties (net of undeveloped
     lease costs and prepaid well costs):
         Historical cost                     109,255,000
         Depletion and Amortization           63,867,000
                                             -----------
                                              45,388,000
                                             -----------
Adjusted Book Value                           62,882,000
66% of Adjusted Book Value                    41,502,000
98.91% Limited Partners' share                41,050,000
Unit price based on 6,095,193 Units              $ 6.735
Distribution - January 3, 2000                      .250
Distribution - April 3, 2000                        .375
                                                   -----
Calculated Purchase Price                    $      6.11
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     Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

     The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.



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585 WEST MAIN STREET, POST OFFICE BOX 629, CANFIELD, OHIO 44406 O (330)533-2692